120 Passaic Avenue ● Fairfield, NJ 07004-3510 ● 973-244-4500

May 24, 2016

Via EDGAR

Mr. Dietrich A. King

Assistant Director, Office of Financial Services

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

Re: Kearny Financial Corp.

File No. 001-37399

Dear Mr. King:

Please accept the following responses to the comment letter dated May 9, 2016 resulting from the Commission’s review of the Kearny Financial Corp. Form 10-K for the fiscal year ended June 30, 2015 filed on September 14, 2015 and our Definitive Proxy Statement on Schedule 14A filed on September 18, 2015.

Definitive Proxy Statement on Schedule 14A Filed on September 18, 2015

Compensation Discussion and Analysis

Senior Management Incentive Compensation Plan, page 18

1.

Included in the exhibit at the end of this response are the numerical targets that we established for the performance factors that were applicable to each of our named executive officers in conjunction with our Senior Management Incentive Compensation Plan for fiscal year 2015.

As requested, the exhibit includes the Company’s actual performance compared to each of these targets as well as the “allocations” and “weights” ascribed to each factor that contributed to the “Performance Factor Achievement” values disclosed for each named executive officer.

To the extent we use these or similar quantifiable targets as a basis for incentive compensation payouts for our named executive officers in future periods, we will include the comparison of the targeted and actual values for the applicable performance factors in the Compensation Discussion and Analysis included in our future filings.

Senior Management Incentive Compensation Plan, page 18

2.

To the extent we have incentive compensation opportunities under a non-equity incentive plan for our named executive officers in future periods, we will include such information in the Grants of Plan-Based Awards tables in our future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to be able to provide the foregoing information.  If you require any further information regarding the foregoing matters, please do not hesitate to call Mr. Heyer at (973) 244-4024.

Sincerely,

/s/ Craig L. Montanaro
Craig L. Montanaro
President and Chief Executive Officer

/s/ Eric B. Heyer
Eric B. Heyer
Executive Vice President and Chief Financial Officer

Executive Officer & Title		Incentive Compensation Target	Incentive Compensation as % of Base Salary	Incentive Compensation as % of Target
Craig Montanaro, President & CEO		25.00%	22.50%	90.00%

Performance Factor	Weight	Performance Factor Target	Performance Factor Value	Performance Factor Multiplier
Earnings	60%			103.33%
Net Income	33%	12,171,035	11,770,368	96.71%
Return on Average Assets (%)	33%	0.31%	0.32%	103.73%
Return on Average Equity (%)	0%	1.55%	2.04%	131.71%
Earnings per Share	33%	0.15	0.16	109.56%
Total Allocation	100%
Loans	15%			59.47%
Commercial Mortgage Growth: Commercial RE	25%	160,161,957	28,577,704	0.00%
Commercial Mortgage Growth: Multifamily	15%	108,463,704	297,371,736	200.00%
Business (C&I) Loan Growth: Retail	20%	17,200,891	(4,639,696)	0.00%
Business (C&I) Loan Growth: Wholesale	20%	32,779,377	36,829,932	112.36%
Residential (1-4) 1st Mortgage Loan Growth	10%	16,736,091	11,709,290	69.96%
Total Performance Factor Loan Growth	0%	335,342,020	369,848,965	110.29%
SBA Sale Gains	10%	500,000	111,081	0.00%
Total Allocation	100%
Deposits	15%			26.27%
NIB Core Deposit Growth (Retail)	50%	21,023,634	(5,520,530)	0.00%
IB Core Deposit Growth (Retail)	40%	65,636,815	43,107,564	65.68%
Certificate of Deposit Growth: Retail	10%	75,391,920	(65,197,327)	0.00%
Wholesale Deposit Growth	0%	30,995,632	47,864,347	154.42%
Total Deposit Growth	0%	193,048,001	20,254,055	0.00%
Total Allocation	100%
Asset Quality	5%			125.93%
Nonperforming Loan Ratio (%)	50%	1.45%	1.09%	124.91%
Nonperforming Asset Ratio (%)	50%	0.77%	0.56%	126.94%
Total Allocation	100%
Interest Rate Risk	5%			176.94%
EVE Ratio Risk Factor	25%	5.50	1.00	181.82%
EVE Sensitivity Risk Factor	25%	6.75	3.00	155.56%
NII Sensitivity Y1 (M1-M12)	25%	6.75	1.00	185.19%
NII Sensitivity Y2 (M13-M24)	25%	6.75	1.00	185.19%
Total Allocation	100%

	100%			90.00%

Executive Officer & Title		Incentive Compensation Target	Incentive Compensation as % of Base Salary	Incentive Compensation as % of Target
William Ledgerwood, Senior EVP & COO		25.00%	22.50%	90.00%

Performance Factor	Weight	Performance Factor Target	Performance Factor Value	Performance Factor Multiplier
Earnings	60%			103.33%
Net Income	33%	12,171,035	11,770,368	96.71%
Return on Average Assets (%)	33%	0.31%	0.32%	103.73%
Return on Average Equity (%)	0%	1.55%	2.04%	131.71%
Earnings per Share	33%	0.15	0.16	109.56%
Total Allocation	100%
Loans	15%			59.47%
Commercial Mortgage Growth: Commercial RE	25%	160,161,957	28,577,704	0.00%
Commercial Mortgage Growth: Multifamily	15%	108,463,704	297,371,736	200.00%
Business (C&I) Loan Growth: Retail	20%	17,200,891	(4,639,696)	0.00%
Business (C&I) Loan Growth: Wholesale	20%	32,779,377	36,829,932	112.36%
Residential (1-4) 1st Mortgage Loan Growth	10%	16,736,091	11,709,290	69.96%
Total Performance Factor Loan Growth	0%	335,342,020	369,848,965	110.29%
SBA Sale Gains	10%	500,000	111,081	0.00%
Total Allocation	100%
Deposits	15%			26.27%
NIB Core Deposit Growth (Retail)	50%	21,023,634	(5,520,530)	0.00%
IB Core Deposit Growth (Retail)	40%	65,636,815	43,107,564	65.68%
Certificate of Deposit Growth: Retail	10%	75,391,920	(65,197,327)	0.00%
Wholesale Deposit Growth	0%	30,995,632	47,864,347	154.42%
Total Deposit Growth	0%	193,048,001	20,254,055	0.00%
Total Allocation	100%
Asset Quality	5%			125.93%
Nonperforming Loan Ratio (%)	50%	1.45%	1.09%	124.91%
Nonperforming Asset Ratio (%)	50%	0.77%	0.56%	126.94%
Total Allocation	100%
Interest Rate Risk	5%			176.94%
EVE Ratio Risk Factor	25%	5.50	1.00	181.82%
EVE Sensitivity Risk Factor	25%	6.75	3.00	155.56%
NII Sensitivity Y1 (M1-M12)	25%	6.75	1.00	185.19%
NII Sensitivity Y2 (M13-M24)	25%	6.75	1.00	185.19%
Total Allocation	100%

	100%			90.00%

Executive Officer & Title		Incentive Compensation Target	Incentive Compensation as % of Base Salary	Incentive Compensation as % of Target
Patrick Joyce, EVP Chief Lending Officer		20.00%	16.80%	84.01%

Performance Factor	Weight	Performance Factor Target	Performance Factor Value	Performance Factor Multiplier
Earnings	40%			103.33%
Net Income	33%	12,171,035	11,770,368	96.71%
Return on Average Assets (%)	33%	0.31%	0.32%	103.73%
Return on Average Equity (%)	0%	1.55%	2.04%	131.71%
Earnings per Share	33%	0.15	0.16	109.56%
Total Allocation	100%
Loans	40%			59.47%
Commercial Mortgage Growth: Commercial RE	25%	160,161,957	28,577,704	0.00%
Commercial Mortgage Growth: Multifamily	15%	108,463,704	297,371,736	200.00%
Business (C&I) Loan Growth: Retail	20%	17,200,891	(4,639,696)	0.00%
Business (C&I) Loan Growth: Wholesale	20%	32,779,377	36,829,932	112.36%
Residential (1-4) 1st Mortgage Loan Growth	10%	16,736,091	11,709,290	69.96%
Total Performance Factor Loan Growth	0%	335,342,020	369,848,965	110.29%
SBA Sale Gains	10%	500,000	111,081	0.00%
Total Allocation	100%
Deposits	5%			0.00%
NIB Core Deposit Growth (Retail)	100%	21,023,634	(5,520,530)	0.00%
IB Core Deposit Growth (Retail)	0%	65,636,815	43,107,564	65.68%
Certificate of Deposit Growth: Retail	0%	75,391,920	(65,197,327)	0.00%
Wholesale Deposit Growth	0%	30,995,632	47,864,347	154.42%
Total Deposit Growth	0%	193,048,001	20,254,055	0.00%
Total Allocation	100%
Asset Quality	15%			125.93%
Nonperforming Loan Ratio (%)	50%	1.45%	1.09%	124.91%
Nonperforming Asset Ratio (%)	50%	0.77%	0.56%	126.94%
Total Allocation	100%
Interest Rate Risk	0%			0.00%
EVE Ratio Risk Factor	0%	5.50	1.00	181.82%
EVE Sensitivity Risk Factor	0%	6.75	3.00	155.56%
NII Sensitivity Y1 (M1-M12)	0%	6.75	1.00	185.19%
NII Sensitivity Y2 (M13-M24)	0%	6.75	1.00	185.19%
Total Allocation	0%

	100%			84.01%

Executive Officer & Title		Incentive Compensation Target	Incentive Compensation as % of Base Salary	Incentive Compensation as % of Target
Erika Parisi, EVP Branch Administration		20.00%	11.16%	55.78%

Performance Factor	Weight	Performance Factor Target	Performance Factor Value	Performance Factor Multiplier
Earnings	40%			103.33%
Net Income	33%	12,171,035	11,770,368	96.71%
Return on Average Assets (%)	33%	0.31%	0.32%	103.73%
Return on Average Equity (%)	0%	1.55%	2.04%	131.71%
Earnings per Share	33%	0.15	0.16	109.56%
Total Allocation	100%
Loans	5%			0.00%
Commercial Mortgage Growth: Commercial RE	0%	160,161,957	28,577,704	0.00%
Commercial Mortgage Growth: Multifamily	0%	108,463,704	297,371,736	200.00%
Business (C&I) Loan Growth: Retail	100%	17,200,891	(4,639,696)	0.00%
Business (C&I) Loan Growth: Wholesale	0%	32,779,377	36,829,932	112.36%
Residential (1-4) 1st Mortgage Loan Growth	0%	16,736,091	11,709,290	69.96%
Total Performance Factor Loan Growth	0%	335,342,020	369,848,965	110.29%
SBA Sale Gains	0%	500,000	111,081	0.00%
Total Allocation	100%
Deposits	55%			26.27%
NIB Core Deposit Growth (Retail)	50%	21,023,634	(5,520,530)	0.00%
IB Core Deposit Growth (Retail)	40%	65,636,815	43,107,564	65.68%
Certificate of Deposit Growth: Retail	10%	75,391,920	(65,197,327)	0.00%
Wholesale Deposit Growth	0%	30,995,632	47,864,347	154.42%
Total Deposit Growth	0%	193,048,001	20,254,055	0.00%
Total Allocation	100%
Asset Quality	0%			0.00%
Nonperforming Loan Ratio (%)	0%	1.45%	1.09%	124.91%
Nonperforming Asset Ratio (%)	0%	0.77%	0.56%	126.94%
Total Allocation	0%
Interest Rate Risk	0%			0.00%
EVE Ratio Risk Factor	0%	5.50	1.00	181.82%
EVE Sensitivity Risk Factor	0%	6.75	3.00	155.56%
NII Sensitivity Y1 (M1-M12)	0%	6.75	1.00	185.19%
NII Sensitivity Y2 (M13-M24)	0%	6.75	1.00	185.19%
Total Allocation	0%

	100%			55.78%

Executive Officer & Title		Incentive Compensation Target	Incentive Compensation as % of Base Salary	Incentive Compensation as % of Target
Eric Heyer, EVP Chief Financial Officer		20.00%	18.51%	92.55%

Performance Factor	Weight	Performance Factor Target	Performance Factor Value	Performance Factor Multiplier
Earnings	60%			103.33%
Net Income	33%	12,171,035	11,770,368	96.71%
Return on Average Assets (%)	33%	0.31%	0.32%	103.73%
Return on Average Equity (%)	0%	1.55%	2.04%	131.71%
Earnings per Share	33%	0.15	0.16	109.56%
Total Allocation	100%
Loans	15%			59.47%
Commercial Mortgage Growth: Commercial RE	25%	160,161,957	28,577,704	0.00%
Commercial Mortgage Growth: Multifamily	15%	108,463,704	297,371,736	200.00%
Business (C&I) Loan Growth: Retail	20%	17,200,891	(4,639,696)	0.00%
Business (C&I) Loan Growth: Wholesale	20%	32,779,377	36,829,932	112.36%
Residential (1-4) 1st Mortgage Loan Growth	10%	16,736,091	11,709,290	69.96%
Total Performance Factor Loan Growth	0%	335,342,020	369,848,965	110.29%
SBA Sale Gains	10%	500,000	111,081	0.00%
Total Allocation	100%
Deposits	15%			26.27%
NIB Core Deposit Growth (Retail)	50%	21,023,634	(5,520,530)	0.00%
IB Core Deposit Growth (Retail)	40%	65,636,815	43,107,564	65.68%
Certificate of Deposit Growth: Retail	10%	75,391,920	(65,197,327)	0.00%
Wholesale Deposit Growth	0%	30,995,632	47,864,347	154.42%
Total Deposit Growth	0%	193,048,001	20,254,055	0.00%
Total Allocation	100%
Asset Quality	0%			0.00%
Nonperforming Loan Ratio (%)	0%	1.45%	1.09%	124.91%
Nonperforming Asset Ratio (%)	0%	0.77%	0.56%	126.94%
Total Allocation	0%
Interest Rate Risk	10%			176.94%
EVE Ratio Risk Factor	25%	5.50	1.00	181.82%
EVE Sensitivity Risk Factor	25%	6.75	3.00	155.56%
NII Sensitivity Y1 (M1-M12)	25%	6.75	1.00	185.19%
NII Sensitivity Y2 (M13-M24)	25%	6.75	1.00	185.19%
Total Allocation	100%

	100%			92.55%